May 13, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Attn:     Ethan Horowitz, Accounting Branch Chief
Office of Natural Resources

Re:    Parker Drilling Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 25, 2015
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
Supplemental Response dated February 26, 2016
File No. 001-07573

Ladies and Gentlemen:

Set forth below are the responses of Parker Drilling Company, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 8, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 25, 2015 (the “2014 Form 10-K”), the Company’s Form 10-K for the fiscal year ended December 31, 2015 filed with the Commission on February 25, 2016 (the “2015 Form 10-K”), and the Supplemental Response dated February 26, 2016 (the “Supplemental Response”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for Fiscal Year Ended December 31, 2015
Notes to the Consolidated Financial Statements
Note 12 – Reportable Segments, page 66

1.
We note your response to prior comment 2. Please provide us with additional information comparing drilling services provided using company-owned rigs to drilling services provided using customer-owned rigs, including as it relates to the economic characteristics of each of these services.

Response:
There are certain times when an operator will decide to own a rig versus contract a rig in the open market. Typically, this is when the operator believes it will be able to keep the rig fully utilized drilling under their own programs over the rig’s useful life. In these instances, the operators may decide that the operation and maintenance of the rig is not a core competency and can be managed more effectively and efficiently by a qualified drilling contractor for whom the operation and maintenance of the rig is a core competency.

Securities and Exchange Commission
May 13, 2016

There is no significant difference in the provision of drilling services using a Company-owned rig versus a customer-owned rig. The scope of the service is substantially the same. Drilling operations, regardless of who owns the rig, are performed with Company’s crews that are trained in and utilize the Company’s integrated management system, maintenance procedures and safety protocols. Other typical services may include: maintenance of customer-owned drilling equipment by Company crews; purchasing and management of customer drilling supplies and equipment; and management of customer inventory within the Company’s own enterprise resource planning system. Additionally, the same Company operations leadership manages drilling services provided on Company-owned rigs and customer-owned rigs. Company crews are inter-changed between operations on Company- and customer-owned rigs. An example of the seamless nature of these operations is on Sakhalin Island Russia, where we provide the same customer, Exxon Neftegas Limited, drilling services with both Company-owned and customer-owned rigs for their single integrated operation.

We also note that the gross margins for our drilling services performed on Company-owned rigs versus customer-owned rigs are within a similar range. The Company is supplementally and on a confidential basis providing the Staff with the information about operating gross margins for Company-owned and customer-owned rigs for the each of the last five years. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with such Rule, the Company hereby requests such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. §200.83. See Exhibit - Question No. 1 – Company vs Customer-owned Financial Information.

2.
The supplemental information provided in response to prior comment 3 based on your five-year business plan appears to indicate that differences in gross margins of your U.S. and international rental tools operating segments will continue in future periods. Please tell us how the supplemental information you provided shows convergence for these operating segments. In addition, describe the specific factors that contribute to the expected differences in your margins and explain the contrasts in management’s growth strategy between the markets in which you operate.

Response:
We determined our segment structure based on the similarity of economic characteristics, including the nature of the products and services, the types of customers served, distribution of products and services and the nature of the applicable regulatory environments. The historical margins of our international business have been impacted by the acquisition of the business out of bankruptcy as well as the current market downturn. We do not believe the impacts of these events on our international margins are indicative of the sustainable economic performance for the business. We expect the margins for our U.S. and international rental tools operating segments to converge over time and trend similarly as the global E&P market improves, our international rentals business successfully completes its operational improvement program and management

Securities and Exchange Commission
May 13, 2016

executes its global rental tools growth strategy. As discussed in our previous response, with regard to our international rental tools, new management has been put in place, headcount reductions have been taken and there is improved supply chain and cost management. We are not expecting our U.S. and international margins will necessarily be equal but we expect them to achieve a similar range. Additionally, the Company is supplementally and on a confidential basis providing the Staff with information about our U.S. and international rentals tools margins. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, the Company hereby requests such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. §200.83. See Exhibit - Question No. 2 – U.S. Rental Tools.

Management’s current strategy for the rental tools business does not vary materially between U.S. and international, except for the operational improvement efforts in our international rental tools business. Management's strategy for growing the rental tools business is global in scope and focused on:

1)
Maintaining and building market leadership by growing market share both in existing and new geographic markets in order to maximize equipment utilization. To accomplish this, we strive to offer high quality, reliable equipment that is properly maintained and certified. We seek opportunities to ‘pull-through’ our rental products and services on the drilling rigs we operate, both Company-owned and customer-owned rigs. We also work to manage our equipment inventory on a global basis to match customer needs in a given market with our global supply. Because the equipment is fungible we are able to move equipment between markets (e.g. from the U.S. to the Middle East or from the U.S. to Mexico) to maximize utilization.

2)
Expanding the products and services we offer. Both our U.S. and international rental operations derive more than 70% of their revenues from surface and tubulars rentals (89% on a consolidated basis), which primarily consists of drill pipe and pressure control equipment. A key focus is growing our well construction (9% of consolidated rental revenue) and well intervention (2% of consolidated rental revenue) both internationally and in the U.S. Over the past 24 months we have been actively investing in the organic growth of these additional products and services as well as pursuing acquisition opportunities for both introduction into the U.S. market and further expansion in international markets of these additional service offerings.

In addition to our global strategy, as mentioned above we are continuing to drive operational improvements in our international business through increased economies

Securities and Exchange Commission
May 13, 2016

of scale, exit of problem markets, and consolidation of locations, all of which will help drive our forecasted margin improvement Also, as noted in our previous response, Management intends in the future to bring both the U.S. and international markets under one global rental tools leader; however, the current market downturn has delayed the implementation of this change.

We believe the impact of the condition the international rental tools business was in upon acquisition, and the impact of the associated operational improvements are not indicative of the normal economic performance of the international business. ASC 280-10-55-7A states, “operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margin and sales trends, the two segments may be aggregated”. In consideration of this guidance, although the U.S. and international rental tools operating segments have not historically had similar gross margins, as noted in our previous responses, the other five criteria of ASC 280-10-50-11 have been met and, as noted above, the operating segments are expected to have similar long-term average gross margins and we expect revenues and margins to trend similarly as the global E&P market improves. These factors support the economic consistency of the U.S. and international markets and our conclusion to aggregate the U.S. and international operating segments into one reportable Rental Tools segment.

3.
In response to prior comment 4, you state that rig dayrates and gross margins reflect, among other factors, the costs required to satisfy contractual terms and conditions and the level of risk you assume. Please describe the extent to which there are differences in these factors within each country where you operate. Also, tell us whether contractual terms and conditions are typically similar for an individual customer. As part of your response, provide us with revenues and operating gross margins by operating segment for the each of the last five years.

Response:

The International & Alaska reportable segment currently includes 22 rigs and 3 customer-owned projects in 11 countries across the globe, and we currently have anywhere from one to five rigs in any given country. The terms and conditions (T&Cs) of our contracts are negotiated on a contract by contract basis and the differences in T&Cs are not driven solely by customer or country. Within a country, T&Cs may vary between customers. T&Cs are typically similar for a customer in the same country; however, T&Cs may differ for the same customer across countries. Our contract T&Cs are also impacted by factors such as market cycle at the time a contract is negotiated (i.e. supply/demand), the length of drilling program and the type of equipment/rig needed (e.g. 2000 hp rig vs. 3000 hp rig). None of these factors are solely dependent upon the geographic region in which a respective rig or group of rigs operates.

Securities and Exchange Commission
May 13, 2016

The Company is supplementally and on a confidential basis providing the Staff with examples that demonstrate the fact that contracts within the same country or for the same customer may have different terms and conditions that will impact the economics of the contract. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, the Company hereby requests such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. §200.83. See Exhibit - Question No. 3 – Contract Examples.

Additionally, the Company is supplementally and on a confidential basis providing the Staff with the requested information about revenues and operating gross margins by operating segment within the International and Alaska reportable segment for each of the last five years. This supplemental information is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act. In accordance with such Rule, the Company hereby requests such materials be destroyed promptly following completion of the Staff’s review thereof. By separate letter, the Company has requested confidential treatment of the supplemental information pursuant to the provision of 17 C.F.R §200.83. See Exhibit - Question No. 3 – International & Alaska Financial Information.

As noted above, the International & Alaska reportable segment currently includes 22 rigs and 3 customer-owned projects in 11 countries across the globe. Given our wide geographic dispersion plus current lack of critical mass and scale, our operating segments have been organized to allow for effective and efficient management of the business.

As discussed in our previous response, we believe that the Latin America, Eastern Hemisphere, and Arctic operating segments are similar in the criteria set forth in ASC 280-10-50-11 and are aggregated into one reportable segment accordingly.

Securities and Exchange Commission
May 13, 2016

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (281) 406-2000 or Kelly B. Rose of Baker Botts L.L.P. at (713) 229-1796.

Very truly yours,

PARKER DRILLING COMPANY

By:    /s/ Christopher T. Weber
Christopher T. Weber
Senior Vice President and Chief Financial Officer

cc:    Wei Lu, Securities and Exchange Commission
Jon-Al Duplantier, Parker Drilling Company
Kelly B. Rose, Baker Botts L.L.P.